UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               October 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------
 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 31, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: October 31, 2007                                 By/s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

EXHIBIT INDEX


1.  Director/PDMR Shareholding announcement dated 01 October, 2007
2.  Full Early Redemption announcement dated 02 October 2007
3.  Partial Early Repurchase announcement dated 02 October 2007
4.  Partial Early Repurchase announcement dated 02 October 2007
5.  Partial Early Repurchase announcement dated 04 October 2007
6.  Offer for ABN AMRO withdrawn announcement dated 05 October 2007
7.  Holding(s) in Company announcement dated 08 October 2007
8.  FRN Variable Rate Fix announcement - Amendment dated 09 October 2007
9.  FRN Variable Rate Fix announcement dated 09 October 2007
10. Director/PDMR Shareholding announcement dated 10 October 2007
11. Partial Early Repurchase announcement dated 11 October 2007
12. FRN Variable Rate Fix announcement dated 12 October 2007
13. Publication of Prospectus announcement dated 12 October 2007
14. FRN Variable Rate Fix announcement dated 15 October 2007
15. Additional Listing announcement dated 16 October 2007
16. Director/PDMR Shareholding announcement dated 17 October 2007
17. Director/PDMR Shareholding announcement dated 23 October 2007
18. FRN Variable Rate Fix announcement dated 24 October 2007
19. FRN Variable Rate Fix announcement dated 26 October 2007
20. Full Early Redemption announcement dated 29 October 2007
21. Total Voting Rights announcement dated 31 October 2007

Exhibit No. 1

1 October 2007

                                  Barclays PLC



 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


On 28 September 2007 the following Director of Barclays PLC ("the Company") notified the Company that on 28 September 2007 he had purchased ordinary shares in the Company as follows:

DIRECTOR       BARCLAYS PLC   PRICE PER SHARE             TOTAL            TOTAL
                     SHARES           (PENCE)        BENEFICIAL   NON-BENEFICIAL
                  PURCHASED                            INTEREST         INTEREST
                                                 FOLLOWING THIS   FOLLOWING THIS
                                                   NOTIFICATION     NOTIFICATION

Frits Seegers        50,000            594.00           572,859               -

Exhibit No. 2

Barclays PLC

Barclays - Series 8041 - ISIN XS0284883195 - Maturity Date 30 JANUARY 2014 - EUR 10,000,000

Please be advised that the following issue has been repurchased for EUR 10,000,000 on 29 AUGUST 2007.

The outstanding balance will therefore be ZERO

Please amend your records accordingly.

Exhibit No.3

Barclays Bank Plc

Barclays Bank Plc - Series 7199 - ISIN XS0269320767 - Maturity Date 03 April 2008 - EUR 7,836,000.00

Please be advised that the following issue has been repurchased for EUR 50,000.00 on 19 SEPTEMBER 2007.

The outstanding balance will therefore be EUR 7,786,000.

Please amend your records accordingly.

Exhibit No.4

Barclays Bank PLC

Barclays Bank Plc - Series 6828 - ISIN XS0263490871 - Maturity Date 23 October 2008 - EUR 4,585,000.00

Please be advised that the following issue has been repurchased for EUR 43,000.00 on 19 SEPTEMBER 2007.

The outstanding balance will therefore be EUR 4,542,000.

Please amend your records accordingly.

Exhibit No.5

Barclays Bank Plc

Barclays - Series 7199 - ISIN XS0269320767 - Maturity Date 7199 - EUR 7,786,000

Please be advised that the following issue has been repurchased for EUR 20,000 on 26 SEPTEMBER 2007.

The outstanding balance will therefore be EUR 7,766,000.

Please amend your records accordingly.

Exhibit No.6

The Offer is not being made, directly or indirectly, in or into, and consequently this announcement is not for distribution, directly or indirectly, in or into, Italy, Japan or any other jurisdiction where the making of this Offer is not in compliance with local laws. This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.



                                                                  5 October 2007


       WITHDRAWAL OF OFFER FOR ABN AMRO AND RESTART OF BUYBACK PROGRAMME


Barclays announces that as at 4 October 2007, the Closing Date of its offer ("Offer") for ABN AMRO Holding N.V. ("ABN AMRO"), not all the conditions relating to the Offer were fulfilled. In particular, the condition that at least 80% of ABN AMRO's issued ordinary share capital as at the Closing Date (excluding any ordinary shares held by ABN AMRO) were tendered, has not been fulfilled. As a result, Barclays withdraws its Offer with immediate effect. Any tenders of ordinary shares, American Depositary Shares, formerly convertible preference shares or DR preference shares under the Offer prior to or after the date of this announcement will be deemed not to have been made.

As at 4 October 2007, 4,410,136 ordinary shares in the share capital of ABN AMRO were tendered under the Offer, as well as 782,945 American Depositary Shares. In addition 5,260 formerly convertible preference shares and 8,466,875 DR preference shares were tendered under the Offer.

The merger protocol entered into between Barclays and ABN AMRO on 23 April 2007 (and amended on 23 July and 30 July 2007) is now terminated in accordance with its terms and Barclays is requesting payment of the EUR200 million break fee to which it is contractually entitled. This break fee will significantly exceed the costs that Barclays incurred in connection with the Offer.

The Barclays share buyback programme will be terminated today and will restart without the restrictions specific to the Offer as announced on 2 August 2007. To date Barclays has in aggregate acquired approximately 140.9 million shares for cancellation at an average price of 622.5 pence. Under the new, restarted programme, up to GBP1.55 billion remains available to purchase a maximum of
196.0 million shares for cancellation during the period from 8 October to 31 December 2007. The objective of the restarted programme remains to immunise the dilutive effect of the issuance of shares to China Development Bank and Temasek on existing shareholders.


John Varley, Barclays Group CEO, said:

"I thank Barclays shareholders and employees for their overwhelming support for this transaction over the past months. Barclays has strong momentum and I am confident that we will continue to deliver significant growth in the coming years."


Marcus Agius, Barclays Group Chairman, said:

"The Board is proud of the way Barclays senior management conducted the campaign for ABN AMRO. We remain committed to continuing our successful strategy of Earn, Invest and Grow."


Enquiries:

Barclays
ANALYSTS AND INVESTORS
Mark Merson                         +44 (0) 20 7116 5752
John McIvor                         +44 (0) 20 7116 2929

MEDIA
Stephen Whitehead                   +44 (0) 20 7116 6060
Alistair Smith                      +44 (0) 20 7116 6132


Important Information
This announcement is a public announcement as defined in section 9b paragraph 1, section 9t paragraph 3 and section 9t paragraph 4 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Forward-looking statements
This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and
Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years, will necessarily match or exceed the historical published earnings per Barclays share.

Exhibit No.7

BARCLAYS PLC

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholders(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached:

1 October 2007

6. Date on which the issuer notified:

5 October 2007

7. Thresholds(s) that is/are crossed or reached:

From 3% to 4%

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p (ISIN CODE: GB0031348658)

Situation previous to the Triggering transaction:

Number of shares            Number of Voting Rights
262,201,359                 262,201,359

Resulting situation after the triggering transaction:

Number of shares     Number of Voting Rights     % of voting rights

Direct               Direct                      Direct
271,732,991          271,732,991                 4.02%

8B: Financial Instruments

Type of financial      Expiration date      Number of        % of
instrument                                  voting rights    voting rights

N/a                    N/a                  N/a              N/a

TOTAL (A+B)

Number of voting rights         % of voting rights
271,732,991                     4.02%

9.Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (271,732,991 - 4.02% = LGAS, LGPL &
PMC)

Legal & General Investment Management (Holdings) Limited (Direct)(LGIMHD) (230,566,731 - 3.41% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (230,566,731 - 3.41% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

Notification using shares in issue figure of 6,743,515,237

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to Legal & General Group Plc in the form of an in-specie transfer.


Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
8 October 2007

Exhibit No.8

Barclays Bank PLC

                               RATE FIX NOTICE
Issue Name:                    Barclays Bank Plc
                               Series 161
                               GBP 1,250,000,000.00 Floating Rate Notes due
                               2010 under the GBP 30,000,000,000 Debt Issuance
                               Programme
ISIN Code:                     XS0308497014
Interest Rate:                                                        6.278750%
Base Rate:                                                            6.258750%
Interest Period:               2-Oct-07 to 2-Jan-08
Day Count Method:              Actual/365L
Number of Days in Period:                                                    92
Payment Date:                    02-Jan-2008
Denomination:                    Coupon:

                       1,000.00  GBP                                      15.78

Exhibit No.9

Barclays Bank PLC

                              RATE FIX NOTICE
Issue Name:                   Barclays Bank Plc
                              Series 138
                              AUD 150,000,000.00 Subordinated Floating Rate
                              Notes due 2013
ISIN Code:                    XS0175471944
Interest Rate:                                                   7.393300%
Base Rate:                                                       6.923300%
Interest Period:              4-Sep-07 to 4-Dec-07
Day Count Method:             Actual/365 (Fixed)
Number of Days in Period:                                               91
Payment Date:                 04-Dec-2007
Denomination:                 Coupon:

                     1,000.00 AUD                                    18.43
                    10,000.00 AUD                                   184.33
                   100,000.00 AUD                                 1,843.26

Exhibit No.10

10 October 2007


 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


The Company was notified on 9 October 2007 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 1 October 2007 the following directors/ Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company under the Plan for the half year ended 30 June 2007 at a price of 595.50p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR                 No. of shares received     Beneficial Interest

Sir Richard Broadbent                              62                  14,026
SG Russell                                         52                  21,004
Professor Dame Sandra Dawson                       43                  12,040


The Company was notified on 10 October 2007 by the Personal Equity Plan (PEP) / Individual Savings Account (ISA) Administrators that on 5 October 2007 the following director/Person Discharging Managerial Responsibility (PDMR) (or their connected person) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the half year ended 30 June 2007 at a price of 656.50p per share. The number of shares received, together with his total beneficial interests following the notification are as follows:

Director/PDMR                No. of shares received      Beneficial Interest

Mr G A Hoffman                                  186                  431,397

Exhibit No.11


Barclays Bank PLC

Barclays Bank Plc - ISIN XS0281033281 - Maturity Date 31 December 2008 - USD 7,000,000.00

Please be advised that the following issue has been repurchased for USD 100,000.00 on 28 AUGUST 2007.

The outstanding balance will therefore be USD 6,900,000.00.

Please amend your records accordingly.

Exhibit No.12

Barclays Bank Plc

                                RATE FIX NOTICE

Issue Name:                     Barclays Bank Plc
                                Series 64, Tranche 1
                                EUR 50,000,000.00 Floating Rate
                                Subordinated Notes
                                due 2019
ISIN Code:                      XS0102543169
Interest Rate:                  5.193
Base Rate:                      4.693
Interest Period:                15-Oct-07 to 15-Apr-08
Day Count Method:               Actual/360
Number of Days in Period:       183
Payment Date:                   15-Apr-0
8 Denomination:                 Coupon:


100,000.00                      EUR                      2,639.78

Exhibit No.13

Publication of Prospectus


The following base prospectus supplements have been approved by the UK Listing Authority and are available for viewing:

Base Prospectus Supplements dated 4 September 2007 and 10 October 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme

To view the full documents, please paste the following URLs into the address bar of your browser.



http://www.rns-pdf.londonstockexchange.com/rns/6441f_1-2007-10-12.pdf


http://www.rns-pdf.londonstockexchange.com/rns/6441f_2-2007-10-12.pdf





For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP



DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.14


Barclays Bank PLC

RATE FIX NOTICE

Issue Name:                    Barclays Bank Plc
                               Series 135
                               JPY 5,500,000,000.00 Floating Rate Step Up
                               Callable Notes due 2013
ISIN Code:                     XS0171509366
Interest Rate:                 1.305000%
Base Rate:                     1.025000%
Interest Period:               03-Oct-07 to 04-Jan-08
Day Count Method:              Actual/360
Number of Days in Period:      93
Payment Date:                  04-Jan-2008
Denomination:                  Coupon:

1,000,000.00                  JPY 3,371.00

Exhibit No.15

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 20,000,000 ordinary shares of 25p each under the Barclays SAYE Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

Exhibit No.16

17 October 2007



 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all-employee share plan, informed the Company on 16 October 2007 that it had on 15 October 2007 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC, following the re-investment of the final dividend for the half year ended 30 June 2007, for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 641.5000p per share:



Director/PDMR                  No. of shares received

G A Hoffman                    39
C G Lucas                      5
F F Seegers                    11
J S Varley                     39


The revised total shareholding for each director following these transactions is as follows:


Director         Beneficial Holding     Non-Beneficial Holding

G A Hoffman      431,436                -

C G Lucas        37,296                 -

F F Seegers      572,870                -

J S Varley       470,649                -

Exhibit No.17

23 October 2007


          Director/PDMR shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)

The Company was notified on 22 October 2007 that on 22 October 2007 the following director/Person Discharging Managerial Responsibility (PDMR) (or their connected person) had purchased, into a Personal Equity Plan (PEP), ordinary shares in the Company at a price of 584.50p per share. The number of shares purchased, together with his total beneficial interests following the notification, are as follows:

Director/PDMR      No. of shares purchased        Beneficial Interest
Sir Nigel Rudd     16,500                         84,843

Exhibit No.18

Barclays Bank PLC

                              RATE FIX NOTICE
Issue Name:                   Barclays Bank Plc
                              Series 123
                              GBP 100,000,000.00 Floating Rate Notes due
                              January 2008
ISIN Code:                    XS0152775564
Interest Rate:                6.316250%
Base Rate:                    6.296250%
Interest Period:              16-Oct-07 to 16-Jan-08
Day Count Method:             Sterling/FRN
Number of Days in Period:     92
Payment Date:                 16-Jan-2008
Denomination:                 Coupon:

10,000.00 GBP                   158.77

Exhibit No.19

Barclays Bank PLC



Issue Name:               Barclays Bank PLC
                          Series 157
                          EUR 1,250,000,000 Callable Floating Rate
                          Subordinated Notes due 2016
ISIN Code:                XS0240949791
Interest Rate:            4.828000%
Base Rate:                4.653000%
Interest Period:          22-Oct-07 to 21-Jan-08
Day Count Method:         Actual/360
Number of Days in Period: 91
Payment Date:             21-Jan-08

Denomination:             Coupon:
----------------          ----------------
50,000.00                 EUR 610.21

Exhibit No.20

Barclays Bank Plc



                          BARCLAYS 9871 Due 27 Jul 2017

                                  USD 5,000,000

                                  XS0310863377

Please be advised that the above issue has been CALLED at par on the 29 Oct 2007. The outstanding balance will therefore be ZERO.

Please amend your records accordingly.

Exhibit No.21

31 October 2007



                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,668,625,911 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 30 October 2007. There are no ordinary shares held in Treasury.


Therefore, the total number of voting rights in Barclays PLC is 6,669,500,911.


The above figure (6,669,500,911) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.